MILLAR WESTERN FOREST PRODUCTS LTD.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

                    Three and Six Months Ended June 30, 2006,
            Compared to the Three and Six Months Ended June 30, 2005.


Overview
--------

Revenue for the quarter ended June 30, 2006, was $85.7 million, and for the first six months of 2006 was $164.0 million. This was an increase of $6.9 million, or 9%, and $7.9 million, or 5%, respectively, compared to the same periods in 2005. While shipments of lumber and pulp increased significantly both for the quarter and for the year to date compared to the same periods last year, revenues were negatively affected by declining lumber prices and the continued appreciation of the Canadian dollar, which had an average value for the quarter of US$0.890, compared to US$0.803 for the same period last year.

Strong shipment levels and lower production costs contributed to operating earnings of $5.7 million for the second quarter, up slightly from $5.6 million in the same quarter last year. The relatively weak results seen in the first quarter of this year were reflected in the six-month operating earnings, which, at $7.6 million, were down 21% from the $9.6 million recorded in the same period last year.

The stronger Canadian dollar had the effect of increasing financing costs, as lower interest costs on US dollar-denominated debt were offset by losses on the translation of US dollar accounts receivable balances. The increase in value of the Canadian dollar also generated unrealized exchange gains on the translation of US dollar-denominated debt of $9.3 million for the quarter and $10.1 million for the six months ended June 30. In the first six months of 2005, in contrast, a declining Canadian dollar had generated unrealized losses on the translation of long-term debt of $2.9 million for the quarter and $4.6 million for the six-month period.

During the quarter, the company realized a gain of $32.7 million on the sale of a portion of its power purchase rights. The company also recorded an additional $1.8 million provision for loss on accounts receivable from the Meadow Lake pulp mill.

After a provision for income tax of $6.3 million, the company reported net earnings of $33.7 million for the quarter and $32.5 million for the six months ended June 30, 2006, comparing favourably with net losses of $1.9 million and $5.4 million in the same periods last year.


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Lumber
------

Revenue from the lumber segment decreased by $3.0 million, or 8%, to $34.7 million for the quarter and by $5.2 million, or 7%, to $68.2 million for the first six months of 2006, compared to the same periods in 2005. Lumber shipments reached a record level of 92.9 million board feet for the quarter, an increase of 8.1 million feet over 2005 second quarter shipments. This year to date, lumber shipments were up 8% over last year's levels, at 178.4 million board feet. Lumber revenues declined, however, due to the combined effects of lower market prices and the stronger Canadian dollar. The benchmark price of lumber dropped from an average of US$350 per thousand random length board feet in the second quarter of 2005 to an average of US$323 per thousand this quarter. As a result of productivity improvements in the mills and lower stumpage rates, cost of sales continued to trend lower, down from an average of $311 per thousand board feet in the second quarter of last year to an average of $286 per thousand this quarter. Countervailing and anti-dumping duty deposits paid decreased by $1.3 million in the second quarter and by $2.2 million for the first six months of 2006 compared to the same periods in 2005, due to the lower benchmark prices and a reduction in duty rates.

Operating earnings from the lumber segment decreased by $1.9 million to $1.7 million in the second quarter and decreased by $3.7 million to $2.0 million for the first six months of 2006, compared to the same periods last year. The decrease in operating earnings was predominately the result of lower revenue, partially offset by lower manufacturing costs and lower duties.

Pulp
----

Revenue from the pulp segment increased by $10.1 million, or 26%, to $49.5 million for the second quarter and by $13.2 million, or 17%, to $92.5 million in the first six months of 2006, compared to the same periods last year. The increase in revenue was the result of higher pulp shipment levels, which reached a record 85 thousand tonnes during the quarter, up 20 thousand tonnes over the same quarter last year. After a strong six months, pulp shipments totalled 163.3 thousand tonnes in the year to date, an increase of 28.9 thousand tonnes, or 21%, over last year. Pulp prices increased in US dollar terms during the quarter; however, the stronger Canadian dollar resulted in lower average revenue of $582 per tonne, compared to $605 per tonne in the second quarter last year.

Pulp cost of sales was $347 per tonne, down by $26 per tonne compared to the second quarter last year, primarily as a result of reduced repair and maintenance costs. The pulp cost of sales reflected benefits from our power purchase rights of $3.4 million in the second quarter and $6.6 million in the first six months of 2006, compared to $2.4 million and $4.0 million for the same periods in 2005.


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Depreciation and amortization increased by $0.5 million to $2.2 million for the quarter, mainly due to amortization of power purchase rights acquired during the quarter.

Operating earnings from the pulp segment increased by $1.7 million, or 42%, to $5.8 million in the quarter and by $1.1 million, or 12%, to $9.5 million in the first six months of 2006, compared to the same periods in 2005.

Corporate and Other
-------------------

Revenue from corporate and other activities, which consisted primarily of fees earned under administrative services and marketing agreements with the Meadow Lake pulp mill, was comparable to revenue generated from these activities for the same periods in 2005. The Meadow Lake pulp mill continued to operate under CCAA protection and the agreements remained subject to renegotiation.

Operating losses in this segment decreased by $0.2 million in the quarter and by $0.6 million in the first six months of 2006, compared to the same periods in 2005. These decreases were largely a result of lower salary and benefit costs.

Financing Expenses
------------------

Financing expenses increased by $1.3 million for the quarter and by $1.4 million for the first six months of 2006, compared to the same periods in 2005. The appreciation in value of the Canadian dollar relative to the US dollar resulted in a foreign exchange loss of $1.3 million on US dollar cash and working capital for the quarter, compared to a gain of $0.5 million for the same period in 2005, and a foreign exchange loss of $1.3 million for the first six months of the year, compared to a gain of $0.9 million in the same period in 2005. Interest expense was $1.0 million lower for the first six months of 2006, also due to the effects of the stronger Canadian dollar.


Income Taxes
------------

Operating results for the quarter and first six months ended June 30, 2006, were subject to income and capital taxes at a statutory rate of 40.6%. The effective tax rate for the quarter and the first six months varied significantly from the statutory rate, primarily as a result of the manufacturing and processing deduction, and the non-taxable portion of unrealized exchange gain on debt, as well as the non-taxable portion of the gain on sale of power purchase rights.


Liquidity and Capital Resources
-------------------------------

For the quarter ended June 30, 2006, we generated cash of $11.1 million from operations, including changes in working capital, compared to cash generation of $6.2 million for the second quarter of 2005. For the first six months of 2006, we required cash of $19.8 million for operations, compared to a cash requirement of $25.6 million in the same


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period of 2005. The increase in cash from operations was due to a reduction in cash required for working capital.

Net capital expenditures decreased by $1.8 million in the quarter and by $0.4 million for the first six months of 2006, compared to the same periods last year.

At June 30, 2006, we had cash of $16.3 million, compared to cash of $47.5 million at June 30, 2005. An additional $25.0 million was available under our revolving credit facility, of which $1.5 million was committed for letters of credit.

Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by economic conditions and by currency fluctuations, market price changes and other factors, many of which are beyond our control.